                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 9)


                              COSTILLA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    22161G103
                                 (CUSIP Number)


                                CADELL S. LIEDTKE
                          400 WEST ILLINOIS, SUITE 1000
                              MIDLAND, TEXAS 79701
                                 (915) 683-3092
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 30, 1999
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

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CUSIP No.    22161G103                                                         Page     2        of      7     Pages
         -----------------                                                          ------------    -----------
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

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 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cadell S. Liedtke
---------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) [ ]
                                                                                                                          (b) [ ]

---------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS*


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 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]


---------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION


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                      7        SOLE VOTING POWER
     NUMBER OF
                                        563,460
      SHARES         ------------------------------------------------------------------------------------------------------------

   BENEFICIALLY       8        SHARED VOTING POWER

     OWNED BY                              60,000
                     ------------------------------------------------------------------------------------------------------------
       EACH           9        SOLE DISPOSITIVE POWER

     REPORTING                          563,460
                     ------------------------------------------------------------------------------------------------------------
      PERSON         10        SHARED DISPOSITIVE POWER

       WITH                                60,000
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    623,460
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.4%
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14         TYPE OF REPORTING PERSON*

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  Page 2 of 7

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         This Amendment No. 9 to Schedule 13D (this "Amendment") is being filed by Cadell S. Liedtke (the "Reporting Person") to reflect a change in the beneficial ownership of the Reporting Person of the Common Stock, $0.10 par value (the "Common Stock"), of Costilla Energy, Inc. (the "Company") from such beneficial ownership reflected in the Schedule 13D filed by the Reporting Person on October 18, 1996, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on November 15, 1996, by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed by the Reporting Person on November 3, 1998, by Amendment No. 3 to Schedule 13D filed by the Reporting Person on January 8, 1999, by Amendment No. 4 to Schedule 13D filed by the Reporting Person on May 19, 1999, by Amendment No. 5 to Schedule 13D filed by the Reporting Person on June 10, 1999, by Amendment No. 6 to Schedule 13D filed by the Reporting Person on July 29, 1999, by Amendment No. 7 to Schedule 13D filed by the Reporting Person on August 19, 1999 and by Amendment No. 8 to Schedule 13D filed by the Reporting Person on September 10, 1999 (collectively, the "Original 13D").

         The changes in the percentage of beneficial ownership reported herein are the result of shares beneficially owned by the Reporting Person which have been involuntarily sold pursuant to financing arrangements since Amendment No. 8 (see Item 5 hereof). As a result of such sales, the Reporting Person's beneficial ownership of the Common Stock is now less than 5% of the outstanding Common Stock. Therefore, the Reporting Person is no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

         Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment. Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a) As of September 30, 1999, the Reporting Person beneficially owned 623,460 shares of Common Stock constituting 4.4% of the total issued and outstanding shares of Common Stock (14,101,580 shares).

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock attributed to the Reporting Person in paragraph (a) of this Item 5, except for 60,000 shares held by the Liedtke Foundation (as hereinafter defined). The Reporting Person is a director of the Liedtke Foundation and shares voting and dispositive power over the shares of Common Stock owned by the Liedtke Foundation with the other directors of the Liedtke Foundation.

         (c) The Reporting Person financed certain purchases of shares of Common Stock under a brokerage account arrangement that the Reporting Person has with Prudential Securities Incorporated ("Prudential") pursuant to a Command Account Margin Agreement (the "Account Agreement"). The Marion and Cadell S. Liedtke Family Charitable Foundation (the "Liedtke Foundation"), through which the Reporting Person beneficially owns shares, has also entered into an Account Agreement with Prudential. The form of Account Agreement entered into between Prudential and the Reporting Person and the Liedtke Foundation is substantially similar in all

                                   Page 3 of 7

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material respects (other than the name of the accountholder, the date of execution, and other details), and a copy of the form of the Account Agreement was attached as an exhibit to Amendment No. 2 and is incorporated herein by reference for a description of the terms of the financing arrangements pursuant to which the Reporting Person has borrowed funds for the purchases of Common Stock. To further secure borrowings under the Account Agreement of the Reporting Person, the Reporting Person has entered into a Pledge Agreement with Prudential whereby the Reporting Person has pledged certain of the shares of Common Stock owned by the Reporting Person. A copy of the form of Pledge Agreement was attached as an exhibit to Amendment No. 2 and is incorporated herein by reference for a description of the terms of the pledge of shares of Common Stock by the Reporting Person, which include the right to sell shares under certain circumstances.

                  The Reporting Person has effected the following transactions in shares of Common Stock during the sixty (60) days prior to the signature date hereof, each of which is an involuntary sale transaction effected by Prudential pursuant to the financing arrangements described above. Each of these sales was transacted through a broker on the public market.

Name                             Transaction                 Date     Number of Shares           Price per Share
-------                          -----------               --------   ----------------           ---------------
Liedtke                          Sale                      08/02/99        29,000                    .1492
Liedtke                          Sale                      08/03/99        30,000                    .1492
Liedtke                          Sale                      08/04/99        25,000                    .1492
Liedtke                          Sale                      08/04/99        10,000                    .1502
Liedtke                          Sale                      08/04/99        40,000                    .119
Liedtke                          Sale                      08/05/99        15,000                    .1492
Liedtke                          Sale                      08/06/99        25,000                    .1492
Liedtke                          Sale                      08/06/99         5,000                    .1492
Liedtke                          Sale                      08/09/99        15,000                    .1492
Liedtke                          Sale                      08/10/99       100,000                    .1205
Liedtke                          Sale                      08/11/99        40,000                    .1492
Liedtke                          Sale                      08/11/99        50,000                    .1492
Liedtke                          Sale                      08/19/99        10,000                     5/32
Liedtke                          Sale                      08/19/99        10,000                     5/32
Liedtke                          Sale                      08/23/99        10,000                     3/32
Liedtke                          Sale                      08/24/99        10,000                     3/32
Liedtke                          Sale                      08/25/99        10,000                     3/32
Liedtke                          Sale                      08/27/99        10,000                     3/32
Liedtke                          Sale                      08/27/99        10,000                      1/8
Liedtke                          Sale                      08/30/99        10,000                     3/32
Liedtke                          Sale                      08/31/99        10,000                    .09375
Liedtke                          Sale                      09/01/99        10,000                     3/32
Liedtke                          Sale                      09/02/99        10,000                     3/32
Liedtke                          Sale                      09/03/99        10,000                     3/32
Liedtke                          Sale                      09/03/99        10,000                     3/32


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
Liedtke                          Sale                      09/07/99        10,000                     3/32
Liedtke                          Sale                      09/08/99        10,000                     3/32
Liedtke                          Sale                      09/09/99        10,000                     3/32
Liedtke                          Sale                      09/10/99        10,000                     3/32
Liedtke                          Sale                      09/13/99        10,000                     3/32
Liedtke                          Sale                      09/14/99        10,000                     3/32
Liedtke                          Sale                      09/15/99        10,000                     3/32
Liedtke                          Sale                      09/16/99        10,000                     3/32
Liedtke                          Sale                      09/17/99        10,000                     3/32
Liedtke                          Sale                      09/21/99        10,000                     3/32
Liedtke                          Sale                      09/22/99        10,000                     3/32
Liedtke                          Sale                      09/23/99        10,000                     3/32
Liedtke                          Sale                      09/24/99        10,000                     3/32
Liedtke                          Sale                      09/27/99        10,000                      .10
Liedtke                          Sale                      09/28/99        10,000                      .10
Liedtke                          Sale                      09/29/99         5,000                     1/16
Liedtke                          Sale                      09/30/99         5,000                      .08
Liedtke                          Sale                      09/30/99         5,000                      .07

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5 for a description of the contracts and arrangements of the Reporting Person with Prudential and with the Liedtke Foundation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         *7.1 Form of Command Account Margin Agreement with Prudential Securities Incorporated (filed as Exhibit 7.1 to the Amendment No. 2).

         **7.2 Command Account Margin Agreements between Cadell S. Liedtke and Prudential Securities Incorporated dated November 6, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

         **7.5 Command Account Margin Agreement between Marion and Cadell S. Liedtke Family Charitable Foundation and Prudential Securities Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

         *7.8 Form of Pledge Agreement between the Reporting Person and Prudential Securities Incorporated (filed as Exhibit 7.8 to the Amendment No. 2).

         **7.9 Pledge Agreement between Cadell S. Liedtke and Prudential Securities Incorporated dated March 24, 1998, pledging 2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

----------------------------------
  *Previously filed as indicated.
 **Not filed.

SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


          September 30, 1999                         /s/ Cadell Liedtke
    ------------------------------                 ----------------------------
                Date                                 Cadell S. Liedtke

                                  EXHIBIT INDEX

         *7.1     Form of Command Account Margin Agreement with Prudential
                  Securities Incorporated (filed as Exhibit 7.1 to the Amendment
                  No. 2).

         **7.2 Command Account Margin Agreements between Cadell S. Liedtke and Prudential Securities Incorporated dated November 6, 1996 and April 10, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

         **7.5    Command Account Margin Agreement between Marion and Cadell S.
                  Liedtke Family Charitable Foundation and Prudential Securities
                  Incorporated dated August 13, 1997 (substantially similar in all material respects to Exhibit 7.1 other than the name of the accountholder and the date of the Agreement).

         *7.8     Form of Pledge Agreement between the Reporting Person and
                  Prudential Securities Incorporated (filed as Exhibit 7.8 to the Amendment No. 2).

         **7.9    Pledge Agreement between Cadell S. Liedtke and Prudential
                  Securities Incorporated dated March 24, 1998, pledging
                  2,227,560 shares of Common Stock (substantially similar in all material respects to Exhibit 7.8 other than the name of the pledgor, the date of the Agreement and the number of shares being pledged).

----------------------------------
  *Previously filed as indicated.
 **Not filed.